                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)


                        Integrated Telecom Express, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   45817U 10 1
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / / Rule 13d-1(b)

      / / Rule 13d-1(c)

      /X/ Rule 13d-1(d)


                                Page 1 of 8 pages
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CUSIP No. 45817U 10 1


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     1. Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        United Microelectronics Corporation
--------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) / /
        (b) / /
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     3. SEC Use Only
--------------------------------------------------------------------------------
     4. Citizenship or Place of Organization      Taiwan, R.O.C.
--------------------------------------------------------------------------------
Number of            5. Sole Voting Power         7,000,000
Shares               -----------------------------------------------------------
Beneficially         6. Shared Voting Power       5,112,500
Owned by Each        -----------------------------------------------------------
Reporting            7. Sole Dispositive Power    7,000,000
Person With:         -----------------------------------------------------------
                     8. Shared Dispositive Power  5,112,500
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         12,112,500 shares
--------------------------------------------------------------------------------
     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
     11. Percent of Class Represented by Amount in Row (9) 28.4%
--------------------------------------------------------------------------------
     12. Type of Reporting Person (See Instructions)

         CO
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                                Page 2 of 8 pages
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CUSIP No. 45817U 10 1


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     1. Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Fortune Venture Capital Corporation
--------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) / /
        (b) / /
--------------------------------------------------------------------------------
     3. SEC Use Only
--------------------------------------------------------------------------------
     4. Citizenship or Place of Organization      Taiwan, R.O.C.
--------------------------------------------------------------------------------
Number of            5. Sole Voting Power         0
Shares               -----------------------------------------------------------
Beneficially         6. Shared Voting Power       4,000,000
Owned by Each        -----------------------------------------------------------
Reporting            7. Sole Dispositive Power    0
Person With:         -----------------------------------------------------------
                     8. Shared Dispositive Power  4,000,000
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
--------------------------------------------------------------------------------
     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
     11. Percent of Class Represented by Amount in Row (9) 9.4%
--------------------------------------------------------------------------------
     12. Type of Reporting Person (See Instructions)

         CO
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                                Page 3 of 8 pages
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ITEM 1.

      (a)   Name of Issuer

              Integrated Telecom Express, Inc.

      (b)   Address of Issuer's Principal Executive Offices

              400 Race Street
              San Jose, CA 95126

ITEM 2.

      (a)-(c) This Statement is filed by:

              United Microelectronics Corporation and Fortune Venture Capital Corporation.

              The Address of the Principal Business Office of United Microelectronics Corporation is No. 3, Li-Hsin Road II, Science Based Industrial Park, Hsin-Chu City, Taiwan R.O.C. 30077 and the Address of the Principal Business Office of Fortune Venture Capital Corporation is 2F, No. 76, Sec. 2, Tunhwa S. Road, Taipei, Taiwan, R.O.C.; United Microelectronics Corporation and Fortune Venture Capital Corporation are both Taiwan, R.O.C. corporations.

              United Microelectronics Corporation and Fortune Venture Capital Corporation are individually referred to herein as "Reporting Person" and collectively, as the "Reporting Persons."

      (d)     Title of Class of Securities

              Common Stock

      (e)     CUSIP Number

              45817U 10 1

ITEM 3.

      Inapplicable.

ITEM 4. OWNERSHIP

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned: See Row 9 for the amount beneficially owned by each Reporting Person

      (b) Percent of class: See Row 11 for the percentage of class beneficially owned by each Reporting Person

      (c) Number of shares as to which the person has: See Rows 5-8 for the voting and dispositive power for each Reporting Person

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Inapplicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

      See EXHIBIT A attached hereto relating to a portion of the securities being reported held by subsidiaries of United Microelectronics Corporation.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Each Reporting Person expressly disclaims any assertion or presumption that it or the other person on whose behalf this statement is filed constitute a "group." The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more of such persons. A copy of the Agreement Relating to Joint Filing of
Schedule 13G is attached hereto as EXHIBIT B.


                                Page 4 of 8 pages
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ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Inapplicable.

ITEM 10.CERTIFICATION

      Inapplicable.


                                Page 5 of 8 pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.


Dated: February 13, 2002



                                       United Microelectronics Corporation



                                       By: /s/ Stan Hung
                                           -------------------------------------

                                       Title: Chief Financial Officer
                                             -----------------------------------


                                       Fortune Venture Capital Corporation


                                       By: /s/ Stan Hung
                                           -------------------------------------

                                       Title: Chief Financial Officer
                                              ----------------------------------


                                Page 6 of 8 pages
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                                                                       EXHIBIT A


                         IDENTIFICATION OF SUBSIDIARIES

      United Microelectronics Corporation has filed Schedule 13G pursuant to Rule 13d-1(d). As of December 31, 2001, Fortune Venture Capital Corporation and Hsun Chieh Investment Corporation Ltd., subsidiaries of United Microelectronics Corporation, were beneficial owners of 4,000,000 shares and 1,112,500 shares of Integrated Telecom Express, Inc. Common Stock, respectively.


                                Page 7 of 8 pages
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                                                                       EXHIBIT B


               AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

      The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Integrated Telecom Express, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.

      This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a "group" consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.


Dated: February 13, 2002

                                       United Microelectronics Corporation


                                       By:  /s/ Stan Hung
                                            ------------------------------------

                                       Title: Chief Financial Officer
                                              ----------------------------------


                                       Fortune Venture Capital Corporation


                                       By: /s/ Stan Hung
                                           -------------------------------------

                                       Title: Chief Financial Officer
                                              ----------------------------------


                               Page 8 of 8 pages